FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BOARD APPOINTMENT

HSBC Holdings plc has today announced the appointment of David Nish (55) as independent non-executive Director. The appointment will take effect from 1 May 2016. David will also be appointed as a member of the Group Audit Committee.

David Nish most recently served as chief executive officer of Standard Life plc, acting in that role for six years between 2010 and 2015, having originally joined as its group finance director in 2006. Under his tenure as chief executive officer, Standard Life was successfully re-positioned to concentrate on its investment management and distribution businesses. David led the investment in technology, the complementary acquisitions and the disposal of the group's Canadian operations which enabled both the transformation of the business as well as a substantial return of capital to shareholders.

Prior to joining Standard Life, David was the group finance director of Scottish Power plc. David is a qualified chartered accountant and spent 16 years at Price Waterhouse, the last five as a partner in the audit and transaction practice.

David is currently non-executive director of Vodafone plc, London Stock Exchange Group plc, UK Green Investment Bank plc and, subject to shareholder approval from 31 March 2016, Zurich Insurance Group. Previous non-executive positions include HDFC Life (India), Northern Foods plc, Thus plc and Royal Scottish National Orchestra.

Commenting on the appointment, HSBC Group Chairman Douglas Flint said: "I am delighted to welcome David Nish to the HSBC Board. David brings considerable relevant experience in financial services as well as in financial accounting and reporting. His tenure at Standard Life was marked by business transformation delivering value creation, a combination which HSBC is similarly targeting from its current strategy. David also has a wide-ranging understanding of all aspects of corporate governance which will further enhance the contribution he can make to the Board. We very much look forward to him joining us."

David Nish's appointment will be for an initial three-year term which, subject to re-election by shareholders in 2017, will expire at the conclusion of the 2020 Annual General Meeting.

The Directors have determined that David Nish is independent. In making that determination, the Directors have concluded that there are no other relationships or circumstances which are likely to affect his judgement and that any relationships or circumstances which could appear to do so were not considered to be material.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Media enquiries to:
Morgan Bone	+44 (0) 20 7991 1898	morgan.bone@hsbc.com

Supplementary information:

David Nish is non-executive director of Vodafone plc, London Stock Exchange Group plc, UK Green Investment Bank plc and, subject to shareholder approval from 31 March 2016, Zurich Insurance Group.

As non-executive Director, David Nish will not have a service contract with HSBC Holdings plc and will be paid a Director's fee of £95,000 per annum, pursuant to the non-executive Directors' remuneration policy approved by shareholders at the 2014 Annual General Meeting.

David Nish's appointment as Director of HSBC Holdings plc is subject to election by shareholders at the 2017 Annual General Meeting and re-election annually thereafter.

David Nish does not have any interests in the shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.

There are no matters relating to the appointment of David Nish that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Notes to editors:

1. Professional Qualifications of David Nish
Bachelor of Accountancy, Glasgow University

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, P Ameen†, K L Casey†,  L M L Cha†,  H R M A de la Croix de Castries †, Lord Evans of Weardale†,  J Faber†, R A Fairhead†, W S H Laidlaw†, I Lee†, J P Lipsky†, J R Lomax†, I J Mackay,  H Miller†, M M Moses,  Sir Simon Robertson†, J Symonds†, P F M Van der Meer Mohr† and P S Walsh†.

† Independent non-executive Director

3. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,000 offices in 71 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,410bn at 31 December 2015, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                      By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                Date: 23 March 2016